[redacted]

PD
8/29/13

SECU 13014508 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
196

SEC FILE NUMBER
8-44870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2012 (MM/DD/YY) AND ENDING 6/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 1200
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Paul Stewart 214-294-5042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500	Dallas	TX	75201-9436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
9/20/13

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. CARPENTER
MY COMMISSION EXPIRES
MAY 26, 2017

Signature

Vice President & CAO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2013 and 2012

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2013 and 2012

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

We have audited the accompanying financial statements of 1st Global Capital Corp. (a Delaware corporation) (the "Company"), which comprise the statements of financial condition as of June 30, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

GrantThornton

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Dallas, Texas
August 29, 2013

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30

ASSETS	2013	2012
Cash and cash equivalents	$6,305,910	$4,973,941
Cash segregated under federal and other regulations	5,000	389,060
Receivable from brokers and dealers	1,834,912	1,394,938
Other assets, net	188,260	201,276
	$8,334,082	$6,959,215
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 137,164	$ 79,194
Payable to brokers and dealers	-	379,236
Commissions payable	1,186,137	1,047,329
Deferred revenue	501,720	67,200
State income taxes payable	71,744	68,349
Net payable to affiliate	818,136	651,747
Other liabilities	195,761	131,056
Total liabilities	2,910,662	2,424,111
Commitments and Contingencies (Note J)		
Stockholders' equity:		
Common stock - no par value, 10,000 shares authorized, 10 shares issued and outstanding	1,000	1,000
Additional paid-in capital	23,000	23,000
Retained earnings	5,399,420	4,511,104
Total stockholders' equity	5,423,420	4,535,104
	$8,334,082	$6,959,215

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF INCOME

For the years ended June 30

	2013	2012
Revenues		
Commission income	$63,518,599	$59,240,898
Interest income	95,354	139,158
Insurance fees	1,471,082	1,462,406
Other revenue	3,315,456	3,147,662
Total revenue	68,400,491	63,990,124
Expenses		
Registered representatives commissions	45,980,990	42,948,450
Operating expense paid to affiliate	17,159,925	16,247,373
Clearance fees	2,652,982	1,953,579
Regulatory fees and expenses	682,003	552,473
Other expenses	512,175	494,870
Total expenses	66,988,075	62,196,745
Income before income tax	1,412,416	1,793,379
Federal income taxes	457,937	587,960
State income taxes	66,163	74,014
Net income	$ 888,316	$ 1,131,405

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended June 30, 2013 and 2012

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at June 30, 2011	$1,000	$23,000	$3,829,699	$3,853,699
Dividends paid	-	-	(450,000)	(450,000)
Net income	-	-	1,131,405	1,131,405
Balances at June 30, 2012	1,000	23,000	4,511,104	4,535,104
Net income	-	-	888,316	888,316
Balances at June 30, 2013	$1,000	$23,000	$5,399,420	$5,423,420

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF CASH FLOWS

For the years ended June 30

	2013	2012
Cash flows from operating activities		
Net income	$ 888,316	$1,131,405
Adjustments to reconcile net income to net cash provided by operating activities		
Change in assets and liabilities		
Decrease (increase) in cash segregated	384,060	(329,117)
(Increase) decrease in receivable from brokers and dealers	(439,974)	137,732
Decrease (increase) in other assets	11,093	(41,993)
Increase (decrease) in accounts payable and accrued expenses	57,970	(19,514)
(Decrease) increase in payable to brokers and dealers	(379,236)	361,976
Increase in commissions payable	138,808	219,184
Increase (decrease) in deferred revenue	434,520	(3,467)
(Increase) decrease in state income taxes payable	3,395	(3,021)
Increase (decrease) in payable to affiliate	166,389	(220,511)
Increase in other liabilities	64,705	57,627
Net cash provided by operating activities	1,330,046	1,290,301
Cash flows from investing activities		
Decrease (increase) in securities owned - marketable	1,923	(14)
Decrease in investments - non marketable	-	30,286
Net cash provided by investing activities	1,923	30,272
Cash flows from financing activities		
Dividends paid	-	(450,000)
Net cash used by financing activities	-	(450,000)
Net increase in cash	1,331,969	870,573
Cash at beginning of year	4,973,941	4,103,368
Cash at end of year	$6,305,910	$4,973,941
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 517,442	$ 519,112

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2013 and 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

1st Global Capital Corp. (the "Company") is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consists of unrestricted cash held by depository institutions and the clearing broker that are readily convertible into cash and purchased with original maturities of three months or less.

Deferred Revenue

Deferred revenue consists of an annual incentive payment from a clearing broker that is being recognized into revenue over twelve months.

Commission Income

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when earned.

Interest Income

Interest earning on cash and cash equivalents are recorded as interest income when earned.

Insurance Fees

Payment received from investment advisors to offset error and omission insurance fees are recorded as insurance fee revenue when received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2013, the Company had net capital of approximately $5,079,345, net capital requirements of $197,481, and the Company's ratio of aggregate indebtedness to net capital was .58 to 1. At June 30, 2012, the Company had net capital of approximately $4,181,419, net capital requirements of $164,806, and the Company's ratio of aggregate indebtedness to net capital was .59 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - CASH AND CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash is comprised solely of cash on deposit in accounts with depository institutions.

At June 30, 2013 and 2012, cash of $5,000 and $389,060, respectively, was segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC. At June 30, 2013 and 2012, $0 and $379,236, respectively, was owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers. In November 2012 1st Global Capital Corp. stopped accepting customer orders for direct mutual funds and customer funds.

NOTE E - INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 450, *Contingencies*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2009 through 2012 are still subject to federal and state examination.

At June 30, 2013 and 2012, $(59,505) and $68,848 of federal income taxes payable (receivable), respectively, was included in Net payable to affiliate on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted in excess or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

NOTE E - INCOME TAXES - Continued

As required by the uncertain tax position guidance in ASC 740, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations is open. For certain taxing jurisdictions, this period may extend from the Company's inception. In accordance with the accounting under ASC 740, the Company has recorded an unrecognized tax liability related to certain tax positions. The liability is recorded in other liabilities on the Statements of Financial Condition in the amounts of $195,761 and $131,056, in 2013 and 2012, respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and overhead expenses of the group are incurred by an affiliate. The Company paid the affiliate $17,159,925 and $16,247,373 for operating expenses during the year ended June 30, 2013 and 2012, respectively. These shared operating costs and overhead costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

NOTE G - OTHER ASSETS

At June 30, 2013, other assets are primarily composed of accounts receivable of $195,660 less an allowance of $23,427. At June 30, 2012, other assets are primarily composed of accounts receivable of $205,096 less an allowance of $7,730. The increase (decrease) in allowance for doubtful accounts was $15,697 for 2013 and ($24) for 2012. The accounts receivable is related to commissions receivable from the Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts, typically reserving accounts past due greater than 90 days.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE H - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers is primarily comprised of commission revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies, net of any unsettled trades. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker.

NOTE I - CONCENTRATION RISK

At June 30, 2013 and 2012, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. . Uninsured balances are $6,242,832 and $5,232,188 for the years ended June 30, 2013 and 2012, respectively. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2013 and 2012, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is involved in various legal and/or administrative proceedings arising in the ordinary course of their businesses, none of which have predictable outcomes and none of which are believed to have any significant effect on financial position, cash flows, or operating results.

NOTE K - SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events through August 29, 2013, the date the financial statements were available to be issued. On July 12, 2013, the Company issued a $2,500,000 Special Cash Dividend to the Parent. The Company is not aware of any subsequent events other than those aforementioned which would require recognition or disclosure in the financial statements.

Schedule I

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30

COMPUTATION OF NET CAPITAL	2013	2012
Total stockholder's equity qualified for net capital	$5,423,420	$4,535,104
Add:		
Other allowable credits	-	-
Total capital and allowable credits	5,423,420	4,535,104
Less:		
Non-allowable assets:		
Receivables from non-customers	(263,604)	(270,867)
Other assets	(12,115)	(1,923)
Investments in and receivables from affiliates, subsidiaries, and associated partnerships	(51,553)	(47,979)
Other deductions and/or charges:		
Excess fidelity bond deductible	(11,302)	(15,223)
Net capital before haircuts on securities positions	5,084,846	4,199,112
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	(5,501)	(17,693)
Net capital	$5,079,345	$4,181,419
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 137,164	$ 79,194
Payable to brokers and dealers	-	379,236
Commissions payable	1,186,137	1,047,329
Deferred revenue	501,720	67,200
State income taxes payable	71,744	68,349
Payable to affiliate, gross	869,689	699,726
Other liabilities	195,761	131,056
Total aggregate indebtedness	$2,962,215	$2,472,090

Schedule I (continued)

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	2013	2012
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 197,481	$ 164,806
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 197,481	$ 164,806
Net capital in excess of required minimum	$4,881,864	$4,016,614
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$4,783,124	$3,934,211
Percentage aggregate indebtedness to net capital	.58 to 1	.59 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%	0%

RECONCILIATION WITH COMPANY'S COMPUTATION

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Schedule II

1st Global Capital Corp.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2013

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve account under Rule 15c3-3(k)(2)(i).

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Schedule III

1st Global Capital Corp.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2013

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

In planning and performing our audit of the financial statements of 1st Global Capital Corp. (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at Jun 30, 2013, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 29, 2013

Grant Thornton

© Grant Thornton LLP
All rights reserved
U.S. member firm of Grant Thornton International Ltd